January 13, 1999


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------



                                   FORM 10-SB
                                  ------------



                GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                  BUSINESS ISSUERS



                            THE HARRISON ROSS GROUP, INC.
             (Name of Small Business Issuer as specified in its charter)



                Nevada                                      87-0307672
              ----------                                  --------------
     (State or other jurisdiction of                    (I.R.S. employer
      incorporation or organization                    identification No.)


          1839 Firestone Boulevard                            90001
               Los Angeles, CA                              ---------
       -----------------------------                        (Zip Code)

                    (Address of principal executive offices)


         Issuer's telephone number, including area code: (323) 295-6601
                                  ------------


     Securities registered pursuant to Section 12(b) of the Exchange Act:  None

     Securities registered pursuant to Section 12(g) of the Exchange Act: $.001 par value common stock.




                    DOCUMENTS INCORPORATED BY REFERENCE: NONE

     Page 1 of 72  pages  contained  in the  sequential  numbering  system.  The
Exhibit Index may be found on page 51 of the sequential numbering system.



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                                Cautionary Note

        This Registration Statement of The Harrison - Ross Group, Inc. (the "Company") on Form 10-SB, contains forward-looking statements in which the Company's management discusses factors it believes may affect the Company's performance in the future. Such statements typically are identified by terms expressing future expectations or projections of revenues, earnings, earnings per share, capital expenditures, gross profit margin and other financial items. All forward- looking statements, although made in good faith, are based on assumptions about future events and are therefore inherently uncertain, and actual results may differ materially from those expected or projected. Important factors that may cause the Company's actual results in the future to differ materially from expectations or projections in forward-looking statements include those described under the heading "Forward Looking Statements" in Item 2 of Part I of this Form 10-SB. Forward- looking statements speak only as of the date of this report, and the Company undertakes no obligation to update or revise such statements to reflect new circumstances or unanticipated events as they occur.

                                    PART I

ITEM 1.  DESCRIPTION OF BUSINESS

General

        The Company, through its wholly-owned subsidiary, is a provider of death care products and services and currently owns or operates three funeral homes in Los Angeles, California and manages one funeral home in Las Vegas, Nevada. The Company commenced operations in the death care industry in March, 1993, when it acquired Harrison-Ross Funeral Home, Inc., a privately-held California corporation which has been operating in the death care industry since 1957. Hereafter, the reference to the "Company" includes the Company and its wholly-owned subsidiaries.

        The Company provides a complete range of funeral services and products to meet families needs, including consultation, removal and preparation of remains, sale of caskets and related funeral merchandise, transportation services and the use of funeral home facilities for visitation. The Company previously operated a cemetery but has no current cemetery operations. The Company provides a complete range of death care products and services both at and prior to the time of need.

        The Company's principal objectives are: (i) to provide the highest level of quality, service and value to each family it serves; (ii) to attract, retain and reward highly qualified individuals to operate its businesses; and (iii) to pursue a strategy of disciplined internal and external growth, with the ultimate goal of enhancing shareholder value.

        The Company has historically served the minority community of Los Angeles and intends to continue to market its services and products to the minority community. The Company also intends to market its services and products outside of the minority community. The Company intends to expand its operations by acquiring other death care providers in other communities and

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will seek  acquisitions  of both  minority  and  non-minority  owned  death care businesses. Although the Company has not made any acquisitions in the past four years, the Company continues to look for acquisitions as part of its business plan. It has been hampered by the following:

        1. High expectations of sellers of mortuaries;

        2. Lack of long-term capital.

     The decrease in the death rate and subsequent recession in the mortuary industry have lowered sellers expectations to realistic levels. The Company continues to pursue long-term capital see Business Strategy on Pages 4 and 5 regarding developing an active market in the Company's stock.

Industry Information

     The death care industry in the United States is fragmented, with many small, family-owned firms owning one or a few funeral homes or cemeteries in a single community. Management of the Company estimates that there are approximately 22,000 funeral homes and 9,600 commercial (as opposed to religious, family, fraternal, military or municipal) cemeteries in the United States.

           Funeral home services typically are chosen based on reputation, quality of personal services and geographic proximity to the home of the deceased. Geographic market constraints, the advent of new zoning requirements in most urban areas, the high costs of building a new funeral home, the increasing regulatory complexity of the industry and the relative importance of tradition and goodwill in competing for market share make it extremely difficult for new or existing competitors to start a new funeral home operation in an existing market. Moreover, because the business is stable, non-cyclical and relatively predictable, business failures are uncommon. As a result, ownership of a funeral home and cemetery business has traditionally passed from generation to generation within the same family and the number of funeral homes and cemeteries in the United States has remained relatively unchanged over the past 20 years.

        The transfer of death care businesses to successive generations within a family and the development of a local heritage and tradition has acted as a formidable barrier for those wishing to enter an existing market. Heritage and tradition afford an established funeral home or cemetery a local franchise and provides the opportunity for repeat business. Other difficulties faced by entities desiring to enter a market include local zoning restrictions, substantial capital requirements, increasing regulatory burdens and scarcity of cemetery land in certain urban areas.

        As the industry has matured, however, a trend toward consolidation has developed. From the perspective of individual owners, this trend appears to result from family succession issues, a desire for liquidity, increasing tax and estate planning complexities, and the increasing competitive threat posed by the large, corporate death care providers. From the perspective of the corporate death care providers, the consolidation trend is driven by the benefits derived from economies of scale, improved managerial control and more effective strategic and financial planning. The consolidation

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trend has  accelerated in recent years,  as several large,  corporate death care firms have expanded their operations significantly through acquisitions. The active market for funeral homes and cemeteries that consequently has developed has provided a source of potential liquidity that was not as readily available to individual owners in the past. Despite this trend towards consolidation, the industry today remains highly fragmented.

        Industry studies indicate that in the past decade death rates have declined due to rising life expectancy in the United States. However, recent census projections indicate that the aging of the population will counterbalance the impact of increased life expectancy, leading to a modest rise in the aggregate number of deaths. In addition, industry studies indicate that while the death rate is declining slightly, the average age of the population in the United States is increasing. The aging of the population, particularly the "baby boomers" who have only recently begun to turn 50, represents a significant opportunity for firms such as the Company to expand their customer base and secure a portion of their future market share by actively marketing prearranged property, merchandise and services. Management believes that its principal target market for sales of prearranged merchandise and services is those age 50 and above, while those most inclined to prearrange their funeral service are typically age 60 and above. Although there are limited prospects for growth of the death care industry as a whole, the Company believes that individual death care companies can realize significant growth through increased market share, which is principally achieved through three methods: acquisitions, extensive marketing of prearranged products and services; and new funeral home development.

             Preneed Marketing. In addition to sales at the time of death or on an "at need" basis, an increasing number of death care products and services are being sold prior to the time of death or on a "preneed" basis by death care providers who have developed marketing organizations to actively promote such products and services. Preneed plans enable families to establish in advance and prepay for the type of service to be performed, the products to be used and the cost of such products and services at prices prevailing at the time the agreement is signed, rather than when the products and services are delivered. Preneed plans also permit families to eliminate the emotional strain of making death care decisions at the time of need. Effective marketing of preneed products and services provides a backlog of future business. In addition, established firms' backlog of preneed, prefunded funerals or presold cemetery and mausoleum spaces also makes it difficult for new entrants to gain entry into the marketplace.

        During the last four years the Company decided to sell pre-need services through individual insurance policies. The purchaser is able to arrange for funerals with any mortuary so sales of these policies do not guarantee the Company of any future revenue or add to the backlog. As of December 31, 1998, the Company had a backlog of 1,243 prearranged funeral services expected to be delivered sometime in the future. As of September 1, 1999, the backlog was 1,198.

             Cremation. In recent years, there has been steady, gradual growth in the number of families in the United States that have chosen cremation as an alternative to traditional methods of burial. According to industry studies, cremations represented approximately 21% of the United States burial

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market in 1995,  as compared  to  approximately  10% in 1980.  Many parts of the
Southern and Midwestern United States and many non-metropolitan communities exhibit significantly lower rates of cremation as a result of religious and cultural traditions. Cremation historically has been marketed as a less costly alternative to interment. However, cremation is increasingly marketed as part of a complete death care package that includes traditional funeral services and memorialization.

Business Strategy

        The Company currently owns or operates four funeral homes, three of which are located in the Los Angeles area and one of which is located in Las Vegas, Nevada. The Company currently focuses its marketing efforts on the minority population. Its business plan is to acquire additional funeral homes in concentrated or clustered market areas. Clusters refer to funeral homes and/or cemeteries which are grouped together in a geographical region. Clusters provide a company with the ability to generate cost savings through the sharing of personnel, vehicles and other resources. Firms also are increasingly combining funeral home and cemetery operations at a single site to allow cross-marketing opportunities and for further cost reductions through shared resources. The ability to offer the full range of products and services at one location or to cluster funeral home and cross-market the full range of death care services has proven to be a competitive advantage which tends to increase the market share and profitability of the funeral home. The Company believes that the advantages of clustering funeral homes include the following:

      o Obtaining economics of scale achieved by owning multiple properties in a specific geographic area, eliminating certain duplicate administrative expenses and sharing, where appropriate, equipment and personnel;

      o    Creating marketing synergies and opportunities;

      o Aggressively selling pre-need funeral business and services through a single large regional sales organization; and

      o Where appropriate, establishing new funeral homes or cemeteries in those markets to maximize market coverage and enhance the ability to capture market share.

      The Company believes that if it can develop an active trading market for its stock, it will be able to more easily move forward in attempting to accomplish its business strategy of growing through acquisitions.. However, there can be no assurance that an active market for the Company's common stock will ever be developed. In the event an active market for the Company's securities is not developed, it is unlikely that the Company will be able to effectively achieve its plan of acquisitions unless it is able to raise significant cash for cash purchases of other companies. If an active market for the Company's securities is not developed and/or if the Company is not able to raise a significant amount of additional capital, it is likely that the Company will be limited to its current operations.

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Operations

      The Company's funeral homes offer a complete range of services including family consultation, the planning and arrangement of funeral services, the sale of caskets and related products, the removal and preparation of remains, the use of funeral home facilities for visitation and worship, the preparation of death certificates and transportation services.

      Part of the focus of the Company's operations is the sale of preneed funeral services through insurance. The sale of a preneed funeral service is a contractual right to a funeral service, a preselected casket, and other related services or merchandise. Preneed funeral services are usually paid on an installment basis. The performance of preneed funeral services is usually secured by placing the funds collected in trust for the benefit of the customer or by buying a life insurance policy, the proceeds of which will pay for such services at the time of need. Insurance policies intended to fund preneed funerals cover the original contract price and generally have built-in escalation clauses designed to offset future inflationary cost increases. Proceeds from the sale of preneed funeral services are recognized by the Company as operating revenues only at the time such services are provided. The backlog of preneed funerals sold and partially paid for but not yet delivered on December 31, 1998, totaled $2,973,880.

Marketing

      The Company's primary marketing strategy is to offer consumers full service death care by providing a broad range of funeral products and services. To implement such strategy, the Company, in addition to other marketing activities, aggressively markets its high quality funeral products and services through is own sales force. The Company's marketing and sales activities include, without limitation, the use of radio and television advertisements, telephone solicitation, direct mail campaign, door-to-door canvassing, customer referrals, customer follow ups, and newspaper advertising.

      As part of its marketing plan, the Company attempts to educate the public of the need and necessity of the funeral director in time of need. Most families are in shock and vulnerable position when they loose a loved one. It is the practice of the Company to train its counselors and personnel to handle each case with dignity and respect and to help the surviving members in any way they can, for in doing so it creates a feeling of comfort and respect of the family toward the funeral director and staff which helps generate future business through referrals.

      The Company is active on a co-op basis with smaller funeral homes in supporting them with the use of personnel and equipment thereby reducing their overhead and making available late model units that they can afford.

      The Company has also negotiated with and become a member of Funeral Cremation Societies to serve their members in the local area where the Company has funeral homes, this will be a unique way of establishing the Company as a high quality reasonably priced funeral home, especially at a time when the industry is being criticized for the high costs of dying.

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      The Company is working on setting up a Web page to help inform visitors to the site, the need and use of the funeral rule and benefits to Veterans and spouses.

Suppliers

      The Company purchases inventory and supplies from a variety of sources. The Company does not anticipate that it will experience any difficulties in purchasing inventory and supplies in the future.

Future Acquisitions

      Subject to additional financing of which there can be no assurance, the Company continues to plan to expand its business through acquisitions. Although there has been a significant number of acquisitions and consolidation within the death care industry, consolidation has not occurred on a large scale in the minority community and the Company intends, at least initially, to seek acquisitions in the minority community. In evaluating specific properties for potential acquisition, the Company will likely consider such factors as the property's location, reputation, heritage, physical size, volume of business, profitability, available inventory, name recognition, aesthetics, potential for development or expansion and competitive market position and pricing structure and the quality of operating management.

      The Company anticipates that the consideration for future acquisitions will consist of a combination of cash, long-term notes, the assumption of existing indebtedness of the acquired businesses, and additional forms of acquisition financing, which may include (without limitation) the issuance of additional capital stock of the Company. The Company also anticipates that it may enter into management, consulting and non-competition agreements with former owners and key executive personnel of any future acquired businesses.

      The Company may retain the key managers of acquired companies and give them significant operational responsibility to assure the continuation of high quality services and the maintenance of the acquired firm's reputation and goodwill. The Company is currently anticipating seeking initial acquisition candidates in the State of California in order to be able to effectively "cluster" its operations. However, if it has the requisite capital resources and it becomes aware of funeral homes in other states which meet its acquisition criteria, it will attempt to effect acquisitions in other states.

Competition

      The Company is engaged in a highly competitive business in which numerous small companies are engaged. All of its funeral homes experience extensive competition. Market share for funeral homes is largely determined by location and family tradition, although the quality and condition of facilities and services, pricing and advertising also play important factors. The sale of prearranged funeral services has also become an increasingly important marketing tool for funeral homes to capture and influence market share.

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      The  Company   competes  with  a  number  of  sectarian  and  nonsectarian mortuaries and cemeteries in the greater Los Angeles area. Mortuary competition is primarily from small, local mortuaries that attract customers through the personal reputation of the funeral director and their ability to tailor their services to their local ethnic, religious or fraternal communities. The Company's primary methods of competition in both its mortuary operations consist
of  building  goodwill  in  the  community  by  continually   strengthening  and
leveraging its heritage and name recognition and developing its infrastructure to further improve its ability to serve the diverse population of the greater Los Angeles area.

      A significant area of competition for the Company is and will be for acquisitions. There are several major publicly and privately owned companies that are aggressive buyers of funeral homes Some of those companies are larger and have greater financial resources than the Company. The acquisition environment in the death care industry is highly competitive. Five publicly held death care companies, Service Corporation International, The Loewen Group, Inc., Stewart Enterprises, Inc. and Carriage Services, Inc. are substantially larger than the Company and have significantly greater financial and other resources than the Company. In addition, a number of smaller companies are actively acquiring funeral homes and cemeteries. Through 1998, prices for funeral homes and cemeteries have increased substantially, and, in some cases, competitors have paid acquisition prices substantially more than the prices offered by the Company. The recession in the industry in 1998 had led to financial problems for several of the public companies and acquisition offers have decreased as well as acquisition prices. No assurance can be given that the Company will be successful in expanding its operations through acquisitions or that funeral homes and cemeteries will be available at reasonable prices or on reasonable terms. Management believes that because of the large portion of the funeral industry that remains controlled by local family-owned firms, opportunities for substantial growth through acquisition continue to be significant. There can be no assurances that the Company will be able to make acquisitions, or make acquisitions at prices that would enable it to reach its goals.

Regulation

      The Company's funeral home operations are subject to regulation, supervision and licensing under various federal, state and local statutes, ordinances and regulations. In recent years, the death care industry has generally been subjected to increased regulation.

           The Company's funeral home operations are subject to substantial regulation by the Federal Trade Commission (the "FTC"). Certain regulations contain minimum standards for funeral industry practices, require extensive price and other affirmative disclosures to the customer at the time of sale and impose mandatory itemization requirements for the sale of funeral products and services.

            The Company is subject to the requirements of the federal Occupational Safety and Health Act ("OSHA") and comparable state statutes. The OSHA hazard communication standard, the United States Environmental Protection Agency community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and similar state statutes require the Company to organize information about hazardous materials used or produced in its operations.

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Certain of this  information  must be  provided  to  employees,  state and local governmental authorities and local citizens. The Company is also subject to the Federal Americans with Disabilities Act and similar laws which, among other things, may require that the Company modify its facilities to comply with minimum accessibility requirements for disabled persons.

      The Company's operations are also regulated by the State of California, which regulates the sale of pre-need cemetery and funeral services. California state regulations require, among other things, that a portion of the funds received by the Company in connection with all cemetery sales be deposited in an endowment care fund. The principal of such endowment care fund must be invested and the income from such investment may be used only for the development, improvement, embellishment and maintenance of the cemetery. California state regulations also require that money received from the sale of pre-need funeral service contracts be held in trust until the services are delivered, that such contracts may be cancelled by the customer at any time prior to the delivery of such services and that upon any such cancellation the principal and interest of such trust (less, in certain cases, a revocation fee) be repaid to the customer.

      From time to time states and other regulatory agencies have considered and may enact legislation or regulations that could affect the death care industry. For example, many states and regulatory agencies have or are considering regulations that, without limitation, could require more liberal refund and cancellation policies for prearranged products and services, prohibit door-to-door or telephone solicitation of potential customers, increase trusting requirements and prohibit the common ownership of funeral homes and cemeteries in the same market. If adopted, these and other possible proposals could have a material adverse effect on the Company's results of operations.

Factors Affecting Future Performance

     Future operating results of the Company depend upon many factors and are subject to various risks and uncertainties. Some of the risks and uncertainties which may cause the Company's operating results to vary from anticipated results or which may materially and adversely affect its operating results are as follows:

      Recent Operating Results. The Company's revenues remain constant from fiscal 1997 to fiscal 1998. Results for any quarter are not necessarily indicative of the results that the Company may achieve for any subsequent quarter or a full fiscal year. Quarterly results may vary materially as a result of the timing and structure of acquisitions, the timing and magnitude of costs related to such acquisitions and seasonal fluctuations in the death rate.

      Competition for Acquisitions. Acquisitions of funeral homes and cemeteries in selected markets will continue to be an integral part of the Company's business strategy. Competition in the acquisition market is intense, and prices paid for funeral homes and cemeteries have decreased substantially in 1998. In addition, the four other publicly held North American death care companies, each of which has significantly greater financial and other resources than the Company, are actively engaged in acquiring funeral homes and cemeteries in a number of markets. Accordingly,

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no assurance  can be given that the Company will be  successful in expanding its operations through acquisitions or that funeral homes will be available at reasonable prices or on reasonable terms.

      Acquisition Risks. The Company plans to grow primarily through the acquisition of additional funeral homes. There can be no assurance that the Company will be able to identify, acquire or profitably manage additional funeral homes and cemeteries or successfully integrate acquired funeral homes and cemeteries, if any, into the Company without substantial costs, delays or other operational or financial problems. Further, acquisitions involve a number of special risks, including possible adverse effects on the Company's operating results, diversion of management's attention, failure to retain key acquired personnel and unanticipated events or liabilities, some or all of which could have a material adverse effect on the Company's business, financial condition and results of operations.

      Substantial Capital Requirements. The Company will have substantial capital requirements for the acquisition of funeral homes.. There can be no assurance that sufficient debt or equity financing or cash generated by operations will be available to meet the capital requirements for e acquisitions.

      Dependence upon Key Personnel. The Company depends to a large extent upon the abilities and continued efforts of its president William H. Smith, Jr., Chairman of the Board and Chief Executive Officer, and its other senior management. The loss of the services of the key members of the Company's senior management could have a material adverse effect on the Company's continued ability to compete in the death care industry. The Company has not entered into employment agreements with any of its principal executive officers. The Company's future success will also depend upon its ability to attract and retain skilled funeral home management personnel.

      Control by Existing Stockholders. The Leon Harrison, Jr. Irrevocable Trust owns approximately 73% of the total shares of the Company's common stock issued and outstanding and therefore, has total control over the outcome of most corporate action requiring shareholder approval.

     Decrease in Death Rate. In recent years the death rate has declined and people are living longer. This has a direct bearing on the Company's revenues and growth potential.

      Regulation. The Company's operations are subject to regulation, supervision and licensing under numerous federal, state and local laws, ordinances and regulations, including extensive regulations concerning trust funds, preneed sales of funeral and cemetery products and services and various other aspects of the Company's business. The impact of such regulations varies depending on the location of the Company's funeral homes and cemeteries.

      From time to time, states and other regulatory agencies have considered and may enact additional legislation or regulations that could affect the death care industry. For example, some states and regulatory agencies have considered or are considering regulations that could require more liberal refund and cancellation policies for preneed sales of products and services, prohibit door-to-door or telephone solicitation of potential customers, increase trust requirements and prohibit the common ownership of funeral homes and cemeteries in the same market. If adopted in the states in which the Company operates, these and other possible proposals could have a material adverse effect on the Company's results of operations.

      Dividends. The Company intends to retain its cash for the continued development of its business and currently does not intend to pay cash dividends on the Common Stock in the foreseeable future.

Employees

      As of December 1, 1999, the Company and its subsidiaries employed 37 full-time employees and 22 part-time employees. All of the Company's funeral directors and embalmers possess licenses required by applicable regulatory agencies. Management believes that its relationship with its employees is good. No employees of the Company or its subsidiaries are members of a collective bargaining unit.

Trust Fund

      Preneed funeral sales are facilitated by deposits to a trust or purchase of a third-party insurance product. All preneed funeral sales are deferred until the service is performed. The trust fund income earned and any increase in insurance benefits are also deferred until the service is performed in order to offset possible inflation in cost when providing the service in the future. Although direct marketing costs and commissions incurred for the sale of preneed funeral contracts are a current use of cash, such costs are also deferred and amortized over the expected timing of the performance of the services related to the preneed funeral sales

      The Company has established a trust to secure funds paid by the purchasers of preneed funeral contracts pending the use of the funds at the time of need. A portion of the proceeds from the sale of each prearranged funeral service is deposited in such trust. These trusts is administered by the Harrison-Ross Pre-Need Trustees. The Company is not permitted to withdraw principal or investment income from such trust until the time the funeral service is performed. The aggregate principal balance in the Company's preneed funeral trust was approximately $972,057 as of September 30, 1999.

      For additional information with respect to the Company's trusts, see Note 5 of the Consolidated Financial Statements.

History and Business Development

      The Company was formed November 7, 1974 under the laws of the State of Utah. A total of 500,000 shares were issued to its founders for an aggregate consideration of $5,000. Subsequently, the Company offered and sold 3,000,000 shares of its common stock at $.01 per share in a securities offering registered by qualification with the Utah Securities Division and exempted from federal registration pursuant to Section 3(a)(11) of the Securities Act of 1933, as amended. The Company subsequently issued 1,500,000 shares of its common stock in private transactions.

      The Company was initially formed as a blind pool or blank check company to invest in technologies, properties or companies which held potential for long term growth. Subsequent to its formation, the Company entered into the business of manufacturing and marketing gold and silver medallions. The Company's medallion business was not successful and during the last several years, the Company was inactive except for the search for potential acquisition and merger opportunities.

     In February 1993, the Company effected a 1-for-10 reverse split of the issued and outstanding shares of the Company's common stock and acquired Harrison-Ross Funeral Home, Inc., a privately- held California corporation in exchange for 7,880,000 shares of the Company's common stock, calculated after a the reverse stock split. The Company issued 7,880,000 shares of its common stock to the sole shareholder of Harrison-Ross Funeral Home, Inc. in connection with the acquisition. The sole shareholder of Harrison-Ross Funeral Home, Inc. was the Leon Harrison, Jr. Irrevocable Trust. The beneficiaries of the trust are as follows:

                                        Beneficial
            Name                         Interest
          -----------------------------------------

          William H. Smith, Jr.           27.5%
          Leon Harrison, Jr.              27.5%
          Lucille Y. Harrison             45.0%

     Mr. Smith and Mr. Harrison are trustees of the trust and as such, have the right and responsibility to vote all of such shares. The trust agreement provides that upon the death of the three beneficiaries, their beneficial interests shall be distributed to the remaining beneficiaries or to others. However, upon the death of Leon Harrison, Jr. the trust shall be terminated.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

       The Company is engaged in the death care industry and currently operates four funeral homes located in Los Angeles, California and Las Vegas, Nevada. Although the Company intends to grow through acquisitions, it has not commenced its acquisition plan as of the date of this Form 10-SB. The Company's revenues are derived from the sale of services and products related to the death industry. This Management's Discussion and Analysis should be read in conjunction with the financial statements attached hereto.

Results of Operations

       The following table sets forth certain income statement data for the Company expressed as a percentage of net revenues for the periods presented:

                                           Year Ended December 31
                                           -----------------------------
                                              1998         1997
                                             ------      -------
      Total revenues, net.................   100.0%      100.0%
      Total gross profit..................    46.2%       47.7%
      General and administrative expenses.    43.5%       43.0%
      Operating income....................     2.8%        4.8%
      Interest expense, net...............     3.8%        2.9%
      Net income (loss)...................   [18.4%]       1.3%

Management's Discussion and Analysis and Plan of Operation

The following discussion and analysis should be read in conjunction with the financial statements and notes thereto in this annual report.

Overview

     Harrison-Ross Group, Inc. (the Company) through its subsidiary Harrison-Ross Funeral Home, Inc. is principally engaged in providing funerals and funeral services. The subsidiary has been providing these services since 1957 and it was purchased by the Harrison-Ross Group, Inc. in January 1993. The subsidiary operates and owns three funeral homes in California and through a management agreement manages a funeral home in Nevada. To a large extent this industry is dependent on the national death and said death rate has been declining for the past two years.

Results of  Operations - Fiscal  Years Ended  December 31, 1998 and December 31,
1997

Sales of goods and professional services remained practically the same for 1998 and 1997. Sales increased slightly from $3,533,087 to $3,540,062. The number of actual cases handled decreased by approximately 5%. Selling prices increased to make up for the shortage of cases. The decrease in the number of cases is a direct result of the decrease in the death rate. The Company's advertising expenses more than doubled in this period but this did not have the desired effect of increasing the net revenues. Cost of goods sold increased in the current period to 53.7% of net revenues as contrasted to 52.2% in the preceding year. This basic increase was due to price rises in the purchasing of caskets that could not be fully passed on to customers.

Costs and Expenses

     Costs and expenses increased from 43.0% in 1997 to 43.5% in 1998. The three major costs that increased are:

(1)    Advertising as discussed above.
(2)    Insurance due to a number of recent lawsuits.
(3)    Interest and finance charges.

Income from Operations

Income from operations decreased by approximately $70,000 due mainly to the increased cost of goods sold.

Other Income and Other Expenses

The Company had  previously  sold its interest in Angeles Abbey  Cemetery in Los
Angeles County and received a $400,000 note in connection with that sale. Subsequently the Company who purchased the cemetery went out of business. After repeated efforts to reclaim the cemetery or resell the note, the Company decided to fully reserve the $400,000 note as uncollectible at this time.

The Company recorded a loss on the sale of land located in Los Angeles County that it had held for the construction of a new mortuary. It became impossible for the company to carry the cost of the land and it was sold in 1998 for $1,700,000. The purchase was made years earlier when land values were much higher. The sale gave the Company additional working capital of approximately $111,000 and paid off significant liabilities that the Company was obligated for. In addition, the Company sold 950 acres that it had purchased in 1998 for a net gain of $200,000. The income statement includes $290,174 which represents the net loss of these two transactions.

Net Income (Loss)

As a result of the items discussed under Other Income and Expenses, the Company shows a net loss for the year of $654,815 after taxes as contrasted to a profit in 1997 of $43,165. The Company's operations remain profitable and now that the extraneous items are off the balance sheet the Company anticipates a return to profitability.

Liquidity and Capital Resources

The Company has been operating with little capital for many, many years. It has managed to do so by getting extended terms from its vendors and borrowing when necessary. The Company anticipates that it will generate sufficient cash in the future to take care of its current obligations.

Results of Operations

Comparison of Nine Months Ended 9/30/99 and 9/30/98

Revenues decreased from $2,590,125 to $2,474,261 or a decrease of $116,000. This represents a 3.9% decrease in revenues. The number of funerals actually performed decreased from 794 in 1998 to 775 in 1999. This decrease, we believe, was due to a decrease in the national and local death rates. Actual revenues received per funeral decreased from $3,262 to $3,192.

Cost of Goods Sold. Although the actual dollars spent on cost of goods sold remained approximately constant, as a percentage of those revenues cost of goods sold increased from 55% to 59%. The bulk of this increase can be traced to items other than the caskets and the vaults which were included in the funeral as an incentive to (1) offset the decrease in the death rate and (2) decreasing the selling price of each funeral from $3,262 to $3,192. The effect of these promotional items was to increase cost of sales as a percentage of sales and decrease gross profit.

Cost and Expenses. Cost and expenses decreased by $119,000 (as a percentage of revenues from 44.9% to 42.2%). A large portion of this decrease was related to savings in insurance and interest due to the land sale.

Seasonality

      Although the death care business is relatively stable and fairly predictable, the Company's business can be affected by seasonal fluctuations in the death rate. Generally, death rates are higher during the winter months. In addition, the quarterly results of the Company may fluctuate depending on the magnitude and timing of acquisitions.

Inflation

       Inflation has not had a significant impact on the results of operations of the Company during the last three years.

Liquidity

       Liquidity remains a problem but was greatly alleviated by the sale of the land and the resulting decrease in interest payments.

Forward-looking Statements

       Certain statements in this Form 10-K include "forward-looking statements" as defined in Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts included herein, including, without limitation, the statements under Item __ "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding the Company's financial position, plans to increase revenues, reduce general and administrative expense and take advantage of synergies, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") are disclosed herein, including, without limitation, in conjunction with the forward-looking statements included herein.

       All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

New Accounting Pronouncements

       In June 1997, the Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." The new statement is effective for fiscal years beginning after December 15, 1997. Management does not consider that the implementation of the FASB will have a material effect on income.

Year 2000 Compliance

The Company currently believes that it will be internally year 2000 compliant in all material respects prior to January 1, 2000 and that the effort to achieve Year 2000 compliance has not and will not have a significant impact on the financial condition or results of future operations of the Company. The costs associated with ensuring that the Company's systems are Year 2000 Complaint are not expected to be material (and have already been incurred). The Company has been informed its banking institutions, utilities, telecommunications and transportation companies have complied and are prepared for January 1, 2000 to continue business as usual.

ITEM 3.    PROPERTIES

      The Company's corporate offices are located in its Firestone Boulevard Mortuary which is further described below. The Company currently operates four funeral homes located in Los Angeles. Set forth below is a summary of these facilities.

                               Year       Square      Owned or
      Location                 Founded    Feet         Leased

      Firestone Boulevard       1953      11,761       Owned
      Compton Boulevard         1972       6,800       Owned
      Crenshaw Boulevard(1)     1971       7,000       Leased

      (1) The lease expires August 2003 . The Company pays a monthly lease payment of $3,376.53 and a 5% increment per year.

      The Company purchased a 950 acre parcel of undeveloped real property located eight miles north east of San Jacinto, California. The property is in a rural area. The property was acquired from Robert L. Jones and Lieselotta Jones (See "Part 1, Item 7 - Certain Relationships and Related Transactions"). In 1998, the Company sold this property to the Remembrance Association for Two Million One Hundred Thousand Dollars ($2,100,000.00) paying off a note of Seven Hundred Thousand Dollars ($700,000.00) and taking back a note receivable for One Million Four Hundred Thousand Dollars ($1,400,000.00) at nine percent (9%) interest per annum due in a lump sum in July of 1999. The Company realized a Two Hundred Thousand Dollar ($200,000) gain on this sale. The July, 1999 payment of principal and interest was not made and the parties agreed to extend the payment date to July, 2000.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

      The following table sets forth information regarding shares of the Company's common stock beneficially owned as of December 1, 1999 by: (1) each officer and director of the Company; (ii) all officers and directors as a group; and (iii) each person known by the Company to beneficially own 5 percent or more of the outstanding shares of the Company's common stock

-------------------------------------------------------------------------------
Name                                      Amount
and Address                               and Nature          Percent
of Beneficial                             of Beneficial       of Class(1)
Owner                                     Ownership           Ownership
-------------------------------------------------------------------------------

William H. Smith, Jr.(2)(3)                 6,180,000          72.88%
1839 Firestone Boulevard
Los Angeles, CA 90001

William H. Smith, III(2)                         -0-             0%
1839 Firestone Boulevard
Los Angeles, CA 90001

Leon Harrison, Jr.(2)(4)                    6,180,000          72.88%
1839 Firestone Boulevard
Los Angeles, CA 90001

Ivan F. Houston(2)                               -0-             0%
5901 Rosebud Lane
Sacramento, CA  95841

Walter Kornbluh                               692,500            8%
8240 Beverly Boulevard, Suite 12
Los Angeles, CA 90048

Robert Jones(2)(5)                          1,350,000        17.22%
4114 Marine Avenue
Lawndale, CA 90260

Conrad A. Fernandez(2)                         -0-               0%
1839 Firestone Boulevard
Los Angeles, CA 90001

Leon Harrison, Jr. Irrevocable Trust(2)(6)  6,180,000        72.88%
1839 Firestone Boulevard
Los Angeles, CA 90001

All Officers and Directors
as a Group (6 Persons)                      7,140,000        84.20%


      (1) As of December 1, 1999, there were 8,480,000 shares of the Company's common stock issued and outstanding. Under Securities and Exchange Commission Rules, for purposes of calculating beneficial ownership only, all shares which may be acquired within 60 days upon the exercise of options are also deemed to be outstanding.

      (2) These individuals are the directors and/or officers of the Company.

      (3) Mr. Smith is the Chief Executive Officer of the Company. All of the shares listed as owned by Mr. Smith are owned of record by the Leon Harrison, Jr. Irrevocable Trust. Mr. Smith has a 27.5 percent beneficial interest in the Trust.

      (4) Mr. Harrison is the Executive Vice President of the Company. All of the shares listed as owned by Mr. Harrison are owned of record by the Leon Harrison, Jr. Irrevocable Trust. Mr.
      Harrison has a 27.5 percent beneficial interest in the Trust.

      (5) Mr. Jones is a director of the Company. Of the shares listed as owned by Mr. Jones 850,000 are owned of record. The remaining 500,000 shares may be acquired by Mr. Jones from the Leon Harrison, Jr. Irrevocable Trust at price of $.75 per share. Such option expires December 31, 2002.

      (6) The Trust is the record owner of these shares. The beneficial owners of described in Part I, Item 1 of this Form 10-SB

Security Ownership of Management

      See Item 4(a) above.

Changes in Control

      No changes in control of the Company are currently contemplated.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY, PROMOTERS AND CONTROL PERSONS

Identification of Directors and Executive Officers

      The current directors and officers of the Company who will serve until the next annual meeting of shareholders or until their successors are elected or appointed and qualified, are set forth below:

      Name                    Age               Position

William Smith, Jr.            58          Chairman, CEO, President
William R. Smith, III         31          Secretary
Leon Harrison, Jr.            37          Executive Vice President
Ivan J. Houston               74          Director
Robert Jones                  73          Director
Conrad Fernandez              54          Vice-President and Controller

      The Company's Directors will serve in such capacity until the next annual meeting of the Company's shareholders and until their successors have been elected and qualified. The last Annual Meeting of Shareholders was held September 24, 1998. Background information concerning the Company's officers and directors is as follows:

     William H. Smith, Jr. Mr. Smith has been affiliated with Harrison-Ross Funeral Home, Inc. for the past 30 years and is currently President and Chairman of the Board of Directors of the Company. Mr. Smith is a licensed funeral director and manages the day-to-day business of the company. He attended Pepperdine University, Howard University School of Law and the National School of Mortuary Management. Mr. Smith has also been involved in real estate development and is a licensed insurance agent.

     William H. Smith, III. Mr. Smith is an attorney and has been secretary of Harrison-Ross Funeral Home, Inc. since 1991. From 1988 to 1989, Mr. Smith was employed by the District of Columbia - Department of Human Rights & Minority Business Development. During 1991, he worked for the Superior Court of the District of Columbia. During 1989, he was employed by the law firm of Girardi, Keese & Crane. Mr. Smith is a graduate of Tufts University and the Georgetown University Law Center. Mr. Smith is the son of William H. Smith, Jr., the President of Harrison-Ross Funeral Home, Inc.

     Leon Harrison, Jr.. Mr. Harrison has been employed by Harrison-Ross Funeral Home, Inc. since 1971 and is currently Vice President. Mr. Harrison has been involved in the daily operations of the Company since 1984. Mr. Harrison attended Boston University. Mr. Harrison is the half- brother of William H. Smith, Jr.

     Ivan J. Houston. Mr. Houston is currently Chairman of the Board for Golden State Mutual Life Insurance Company and President of the Golden State Minority Foundation. From 1938 to 1970, Mr. Houston served as an accountant, actuary, Vice President and Senior Vice President for Golden State Mutual Life Insurance Company. In 1970, Mr. Houston was elected President and Chief Executive Officer. In 1980, Mr. Houston was elected Chairman and Chief Executive Officer. In 1991, Mr. Houston retired as Chief Executive Officer. Mr. Houston was a member of the Board of Directors for Golden Mutual Life Insurance Company, Family Savings and Loan Association, First Interstate Bank of California, Pacific Bell, Pacific Telesys, Kaiser Aluminum & Chemical Corporation, Metromedia, and Pacific Indemnity. Mr. Houston received his Bachelor of Science Degree in 1948 from the University of California at Berkley and he studied Actuarial Science at the University of Manitoba, Winnipeg, Canada from 1948 through 1949.

     Robert Jones. Mr. Jones is Chairman of Commonwealth Thrift BanCorp, formerly A.R.B. Group, Inc., a computer data processing company. From 1985 to 1988, he was Director and Vice Chairman of the Republic Bank. Also during that time period, he was the Director, Vice Chairman and Chairman of American Republic Bancorp which is a bank holding company. Mr. Jones is also currently and has been since 1972, the owner of Robert L. Jones Consultant, which is a management and tax consulting firm. Mr. Jones is currently Chairman of Universal Plating and Inspection Corporation. He was formerly President and CEO of Universal and has held those positions since 1964. Conrad A. Fernandez. Mr. Fernandez has worked for Harrison-Ross Funeral Home, Inc. for the last 20 years and is currently Vice President and Controller. He was formerly an auditor for the Capital Bank in Manila, Philippines. Mr. Fernandez earned his Bachelor of Science Degree in accounting.

Committees of the Board

      The Board of Directors has an Audit Committee on which Messrs.  Mr. Robert
L. Jones and Mr. Ivan J. Houston serve. The Audit Committee has general responsibility for meeting periodically with representatives of the Company's independent public accountants to review the general scope of audit coverage, including consideration of the Company's accounting practices and procedures and its system of internal accounting controls, and for reporting to the Board with respect thereto. The Audit Committee also recommends to the Board the appointment of the Company's independent auditors.

     The Board of Directors also has a Compensation Committee on which Messrs. Mr. Robert L. Jones and Mr. Ivan J. Houston serve. The Compensation Committee reviews, analyzes and recommends compensation programs to the Board.

      The Board of Directors does not have a nominating committee.

Involvement in Certain Legal Proceedings

        None.

ITEM 6. EXECUTIVE COMPENSATION

      The following table sets forth the aggregate compensation paid by the Company for services rendered during the last three years to the Company's Chief Executive Officer and to the Company's most highly compensated executive officers other than the CEO, whose annual salary and bonus exceeded $100,000:

                             SUMMARY COMPENSATION TABLE

                                                           Long Term Compensation
                                                       --------------------------------

                                      Annual Compensation                  Awards           Payouts
                                  ---------------------------         -----------------    ---------

(a)                     (b)       (c)        (d)        (e)            (f)        (g)       (h)         (i)
                                                       Other                                            All
                        Year                           Annual        Restrict    Option/    LTIP        Other
Name and                Ended     ($)        ($)       Compen-         Stock      SAR's     Payouts     Compen-
Principal Position      2/28     Salary     Bonus      sation($)     Awards($)    (#)       ($)         sation ($)
---------------------- -------   -------   --------   ----------  -------------- -------   ---------   -----------
William H. Smith, Jr.   1998     $60,000   $ -0-      $ -0-         $ -0--        $ -0-     $  -0-      $  -0-
President, CEO          1997     $60,000   $ -0-      $ -0-         $ -0--        $ -0-     $  -0-      $  -0-
Chairman                1996     $60,000   $ -0-      $ -0-         $ -0--        $ -0-     $  -0-      $  -0-



      No options, stock appreciation rights or long-term incentive plan awards were issued or granted to the Company's management during the fiscal year ending December 31, 1998. As of December 31, 1998, the end of the Company's last fiscal year, the Company's management owned no options or stock appreciation rights. Accordingly, no tables relating to such items have been included in this Item 6.

Compensation of Directors

      The Company's non-employee directors are not currently compensated.

     The Leon Harrison, Jr. Irrevocable Trust, principal shareholder of the Company, has granted options to each of Walter Kornbluh and Robert Jones to purchase 500,000 shares each of the share of the Company's common stock currently owned by the Leon Harrison, Jr. Irrevocable Trust. (See "Certain Relationships and Related Transactions - Part I, Item 7").

Employment Contracts

      The Company is not a party to any legal or oral employment agreement. Its officers and other employees are terminable at will.

      The Profit Sharing Plan is eligible to all employees who have attained the age of 21 and completed one year of service with the Company.

     The Company may make profit sharing contributions to the Profit Sharing Plan which are allocated among all participants who are actively employed as of the last day of the year. All contributions are deposited in a trust under a written trust agreement with William H. Smith, Jr. as trustee.

      Participants generally vest in profit sharing contributions pursuant to the following schedule:

                                              Percentage
                        Year                    Vested
                       ------                ------------

                        0-1                        0%
                          2                       20%
                          3                       40%
                          4                       60%
                          5                       80%
                          6                      100%

      No amounts were contributed by the Company to the Plan during the last three (3) years.

      Directors  who  are  not  executive   officers  of  the  Company  did  not
participate in the Profit Sharing Plan.

Future Incentive Plans

      The Company will likely adopt additional qualified and/or unqualified incentive compensation plans in the future including incentive stock option plans, pension plans, profit plans or other similar type of plans.

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

       In May 1997, the Company purchased a 950 acre parcel of real property from Robert L. Jones, who at the time of the transaction was a director of the Company and continues to be a director of the Company. The property was purchased for $1,900,000, which the amount of an appraisal obtained in connection with the property. A total of $1,200,000 of the purchase price was paid for by the issuance of 960,000 shares to Mr. Jones. The remaining $700,000 of the purchase price was paid for by the delivery of a Promissory Note from the Company to Mr. Jones.

       The property was sold in 1998 to the Remembrance Association for $2,100,000. The Company took back a note for $1,400,000 which is due in July, 1999.

     Mr. Robert L. Jones, a director of the Company, was the Chairman of the Board of Commonwealth Thrift which made a loan in the amount of $200,000 to the Company. The loan was repaid in full in February, 1998.

     Mr. Ivan J. Houston is the Chairman of Golden State Mutual Insurance which the Company uses to sell insured, preneed funerals. Mr. Houston is also an agent at Golden State Insurance and as such, earns commissions in connection with the sale of Golden State Insurance to the Company's customers.

       Over the last several years, the Company had made loans to William H. Smith, Jr., its chairman, and to Leon Harrison, Jr., its Executive Vice President. The loan proceeds were used to purchase a mortuary in Las Vegas, Nevada and for working capital for the mortuary. The loan accrues interest at 8% per annum and is due January 1, 2001 and is unsecured.

       Over the 10 years prior to 1997, the Company had made loans to William H. Smith, Jr., its Chairman and Leon Harrison, Jr., its Executive Vice-President. In February, 1997, the Leon Harrison, Jr. Irrevocable Trust transferred 1,5000,000 shares of the Company's common stock to the Company for cancellation as payment in full of $750,000 of said loans.

       The Leon Harrison, Jr. Irrevocable Trust has granted each of Walter Kornbluh and Robert L. Jones an Option to purchase 500,000 of its shares of the Company's common stock at a price of $.75 per share. Such options expire December 31, 2002.

Parents of Company

       The only parents of the Company, as defined in Rule 12b-2 of the Exchange Act, are the officers and directors of the Company and the Leon Harrison, Jr. Irrevocable Trust. For information regarding the shareholdings of the Company's officers and directors, see Item 4.

ITEM 8. DESCRIPTION OF SECURITIES

       The Company presently has two classes of capital stock authorized. The Company's authorized classes of capital stock consists of (1) $.001 par value common stock of which 25,000,000 shares are authorized and 8,480,000 are issued and outstanding; and (2) $.001 par value Preferred Stock of which 5,000,000 shares are authorized, 350,000 of which have been designated as Series "A' Convertible Preferred Stock, all 350,000 of which are issued and outstanding.

Common Stock

       The Company is authorized to issue 25,000,000 shares of its $.001 par value common stock. There are presently 8,480,000 shares of common stock issued and outstanding. The holders of the Company's common stock are entitled to one vote per share on each matter submitted to vote at any meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

       Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. All shares of the common stock now outstanding are fully paid for and non-assessable and all shares of common stock which are the subject of this offering, when issued, will be validly issued, fully paid, and non-assessable.

       Holders of common stock are entitled to receive such dividends as the Board of Directors may from time to time declare out of funds legally available for the payment of dividends. The Company has never paid a dividend. The Company seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.

Preferred Stock

       The Company is authorized to issue 5,000,000 shares of $.001 par value Preferred Stock. The Company's Certificate of Incorporation provides that shares of Preferred Stock may be issued in one or more series as determined by the Board of Directors.

       Series "A" Preferred Stock. The Board of Directors has adopted a Series "A" Preferred Stock consisting of 350,000 shares. All 350,000 shares designated as Series A Preferred Stock have been issued to the Harrison-Ross Preneed Trust. The stock has a guaranteed cumulative dividend of 8.5%. The stock is non-voting and is not convertible into common stock as of September 14, 1999. Dividends are $106,604 in arrears.

       In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or otherwise, after payment or provision for payment of debts and the liabilities of the Company, the holders of Series "A" Preferred Stock shall be entitled to receive, out of the net assets of the Company, the principal amount paid to the Company for the original purchase of the Series "A" Preferred Stock before any distribution shall be made to the holders of any class of Common Stock of the Company.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

Market for Common Stock

       The Company's common stock is currently traded on a limited basis in over-the-counter market and quoted on the NASD's Electronic Bulletin Board under the symbol "HRGP". As of December 1, 1999, the Company's management believes that less than 10% of the Company's issued and outstanding shares are in the public float. Currently, there is only limited trading activity in the Company's common stock and the quotations set forth below reflect such limited activity. There can therefore be no assurance that quotations will not fluctuate greatly in the future in the event trading activity increases or decreases. The information contained in the following table was obtained from the NASD and from various broker-dealers and shows the range of representative bid prices for the Company's common stock for the periods indicated. The prices represent quotations between dealers and do not include retail mark-up, mark-down or commission, and do not necessarily represent actual transactions:

                                                  Bid Price

            1999                           High              Low

            First Quarter                  $ .25            $.25
            Second Quarter                 $ .25            $.25
            Third Quarter                  $ .25            $.25
            Fourth Quarter                 $ .25            $.25
              (Through December 1, 1999)

            1998

            First Quarter                  $  .78125        $.53125
            Second Quarter                 $  .9375         $.6875
            Third Quarter                  $ 1.0625         $.75
            Fourth Quarter                 $  .6875         $.4375

            1997

            First Quarter                  $  .875          $.50
            Second Quarter                 $  .875          $.51
            Third Quarter                  $  1.25          $.75
            Fourth Quarter                 $  .625          $.375
              (Through November 16, 1998)

Holders

     The number of record holders of the Company's common stock as of December 1, 1999 was 190.

Dividends

       The Company has not paid any cash dividends to date and does not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Company's business.

ITEM 2.     LEGAL PROCEEDINGS

       The Company is currently involved in the following lawsuits:

       1. Keys, et al. v. Harrison Ross, et al., Case No. BC195124. This matter is presently in process of discovery by other defendants, but none has been directed toward Harrison Ross. A Motion to Strike Plaintiff's First Amended Complaint, filed by other defendants, is set for February 25, 1999. A Status Conference has been set for March 11, 1999 at 8:00 a.m. in Department 9. No trial date has been requested. Deposition of Horace Carter is set for March 3, 1999. This case is awaiting decision from the Mandatory Arbitration Settlement.

       2. Westra v. Harrison Ross, et al., Case No. BC188746. This matter has been set for Status Conference on March 16, 1999 at 8:00 a.m. in Department 4. In process of discovery. Cross-Complaint filed against National Music, not yet served. This case is awaiting decision from the Mandatory Arbitration Settlement.

       The Company is, from time to time, a party to legal proceedings that have arisen in the ordinary course of business. While the outcome of these proceedings cannot be predicted with certainty, management does not expect these matters to have a material adverse effect on its financial condition.

       The Company carries insurance with coverages and coverage limits that it believes to be customary in the funeral home industry. Although there can be no assurance that such insurance is sufficient to protect it against all contingencies, management believes that its insurance protection is reasonable in view of the nature and scope of its operations.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

 None

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

      The following table gives effect to the 1-for-5 reverse split which occurred on September 9, 1993 and sets forth information as to sales of the Registrant's common stock since 1990 which were not registered under the Securities Act of 1933, as amended:

                                         Number
                          Date             of            Aggregate
Name of Owner           Acquired         Shares        Consideration
-------------------------------------------------------------------------------

Robert L. Jones         5/28/97          960,000     Real Estate Transfer*

      * See Part I, Item 7 of this Form 10-SB for additional information.

In the issuance of shares to Mr. Jones, the Company relied upon Section 4(2) of the Securities Act of 1933 (the "Act") in that the transactions did not involve a public offering and were therefore exempt from the registration requirements of the Act. A restrictive legend was placed on each certificate evidencing the shares issued to the above-referenced persons. Mr. Jones was an accredited investor, as that term is defined in Regulation D promulgated under the Securities Act of 1933.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

       The Company has provided for indemnification for its directors and others
pursuant  to  its  Restated   Certificate  of  Incorporation,   its  Bylaws  and
Indemnification Contracts.

Restated Certificate of Incorporation

       Article XI of the Company's Articles of Incorporation provides as follows:

             The Corporation shall, to the fullest extent permitted by the provisions of ss. 751 of the General Corporation Law of the State of Nevada, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under the Bylaw, agreement, vote of stockholders, or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

       Article XI of the Company's Articles of Incorporation provides as follows

             A director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, except for: (1) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (2) the payment of dividends in violation of NRS 78.300.

             Any repeal or modification of the provisions of this Article X by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation with respect to any act or omission occurring prior to the effective date of such repeal or modification.

             If the Nevada General Corporation Law hereafter is amended to authorize the further elimination or limitation of the liability of directors or officers, then the liability of a director or officer of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Nevada General Corporation Law.

             In the event that any of the provisions of this Article X (including any provision within a single sentence) is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, the remaining provisions are severable and shall remain enforceable to the fullest extent permitted by law.

Bylaws

       Article 5 of the Company's Bylaws provides as follows:

             The Corporation shall, to the fullest extent permitted by the General Corporation Law of the State of Nevada, as that Section may be amended and supplemented from time to time, indemnify any director, officer or trustee which it shall have power to indemnify under that Section against any expenses, liabilities or other matters referred to in or covered by that Section. The indemnification provided for in this Article (i) shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement or vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such office, (ii) shall continue as to a person who has ceased to be a director, officer or trustee, and (iii) shall inure to the benefit of the heirs, executors and administrators of such a person. The Corporation's obligation to provide indemnification under this Article shall be offset to the extent of any other source of indemnification or any otherwise applicable insurance coverage under a policy maintained by the Corporation or any other person.

Indemnification Agreements

       The Company has not entered into Indemnification Agreements with any officer or director but may do so in the future.

                                   PART F/S

                         Index to Financial Statements
              Report of Independent Certified Public Accountants

Financial Statements                                                  Page No.

December 31, 1998 and December 31, 1997
    Report of Independent Accountants                                     30
    Balance Sheets -                                                      31
      December 31, 1998
    Statements of Income -                                                33
       Years ended December 31, 1998 and 1997
    Statement of Stockholders' Equity -                                   34
       Years ended December 31, 1998 and 1997
    Statements of Cash Flows -                                            35
       Years ended  December 31, 1998 and 1997
    Notes to Financial Statements                                         38

September 30, 1999
    Balance Sheet -                                                       42
     September 30, 1999
    Income Statement -                                                    44
      Nine months ended September 30, 1999 and 1998
Statements of Cash Flows -                                                46
     Nine months ended September 30, 1998
Statement of Stockholders' Equity                                         47

June 1, 1999



Board of Directors
Harrison-Ross Group, Inc.
Los Angeles, California

We have audited the accompanying consolidated balance sheet of Harrison-Ross Group, Inc., as of December 31, 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Harrison-Ross Group, Inc., at December 31, 1998, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                     Karl F. Ketterer

                         HARRISON-ROSS GROUP, INC.
                         CONSOLIDATED BALANCE SHEET
                          AS OF DECEMBER 31, 1998


                                   ASSETS



CURRENT ASSETS
     Cash                                                   $     47,530
     Accounts Receivable - Trade
        Less:  Allowance for Doubtful Accounts of $47,109        307,262
     Inventory of Caskets and Clothing (Note 1)                   20,998
     Prepaid Expenses                                             48,427
     Loans - Officer                                              11,427
     Loan to Las Vegas Partnership (Note 2)                      339,359
     Note Receivable (Note 3)                                  1,464,899
                                                            ---------------

                  TOTAL CURRENT ASSETS                      $  2,239,902

PROPERTY AND EQUIPMENT - At Cost (Note 1)
     Land                                                        142,257
     Buildings                                                   418,306
     Landscaping and Paving                                       24,055
     Furniture, Furnishings and Equipment                        479,292
     Automotive Equipment                                         72,671
     Leasehold Improvements                                      131,155
                                                            --------------
                                                               1,267,736
        Less:  Accumulated Depreciation                          913,379
                                                            --------------

                  NET PROPERTY AND EQUIPMENT                     354,357

OTHER ASSETS
     Deferred Finance Charges                                      8,299
     Deposits                                                     22,547
     Other Investments                                            11,005
     Note Receivable (Note 4)                                          0
     Prearranged Funeral Contracts (Note 5)                    2,973,880
                                                            --------------

                  TOTAL OTHER ASSETS                           3,015,731
                                                            --------------


                    TOTAL ASSETS                            $  5,609,990
                                                           ===============

----------------------------------------------------------------------------
(See notes to consolidated financial statements)

                             HARRISON-ROSS GROUP, INC.
                            CONSOLIDATED BALANCE SHEET
                              AS OF DECEMBER 31, 1998


                       LIABILITIES AND STOCKHOLDERS' EQUITY



CURRENT LIABILITIES
     Accounts Payable - Trade                        $      284,598
     Accounts Payable - Other (Note 6)                      243,501
     Federal and State Taxes on Income (Note 7)               7,554
     Dividends Payable - Preferred Stock (Note 5)            29,750
     Current Portion of Notes Payable (Schedule 2)          279,073
     Accrued Profit Sharing Payable (Note 8)                      0
                                                     --------------

                  TOTAL CURRENT LIABILITIES                 844,476



NOTES PAYABLE - LONG TERM (Schedule 2)                       19,759



DEFERRED PREARRANGED FUNERAL CONTRACT
     REVENUES (Note 5)                                    3,016,720



STOCKHOLDERS' EQUITY
     Capital Stock (Note 10), 25,000,000 shares authorized,
          8,480,000 issued and outstanding                    8,480
     Preferred Stock, 5,000,000 shares authorized,
          350,000 issued and outstanding                        350
     Paid in Capital                                        950,670
     Retained Earnings                                      769,535
                                                      -------------

                  TOTAL STOCKHOLDERS' EQUITY              1,729,035
                                                     --------------



                  TOTAL LIABILITIES AND
                  STOCKHOLDERS' EQUITY               $    5,609,990
                                                     ==============

(See notes to consolidated financial statements)

                             HARRISON-ROSS GROUP, INC.
                         CONSOLIDATED STATEMENT OF INCOME
                         FOR THE YEARS ENDED DECEMBER 31,

    (In dollars, except per share amounts)
                                                          1998              1997
REVENUE                                              ---------------   --------------

     Sale of Goods & Professional Services           $   3,550,410     $  3,544,427
        Less - discounts                                   (10,348)         (11,340)

             NET REVENUE                                 3,540,062        3,533,087

COST OF GOODS & SERVICES SOLD
     Beginning Inventories                                  34,545           53,326
     Purchased Goods & Services                          1,090,125        1,054,113
     Salaries - Operations                                 733,497          706,377
     Payroll Taxes - Operations                             63,910           63,779

     GOODS & SERVICES AVAILABLE FOR SALE                 1,922,077        1,877,595
        Less:  Ending Inventories                         (20,998)         (34,545)

             COST OF GOODS SOLD                          1,901,079        1,843,050

GROSS PROFIT                                             1,638,983        1,690,037

COST & EXPENSES (Schedule 1)                             1,540,166        1,520,698

INCOME FROM OPERATIONS                                      98,817          169,339

OTHER INCOME AND EXPENSES
     Escrow extension fee (Note 11)                                          20,000
     Write down of Note and Loan Receivable (Note 4)     (400,000)
     Interest on Investments - Net                          9,143          (130,827)
     Loss on Sales of Land - Net (Note 12)               (290,174)
     Loss on Termination of Management Contract           (65,030)
      (Note 13)

             TOTAL OTHER INCOME & EXPENSES               (746,061)         (110,827)

INCOME (LOSS) BEFORE TAXES                               (647,244)           58,512

PROVISION FOR FEDERAL AND
     STATE INCOME TAXES (Note 14)                           7,571            15,347

NET INCOME (LOSS)                                    $   (654,815)     $     43,165

EARNINGS (LOSS) PER COMMON SHARE                     $      (0.08)     $       0.01

See notes to consolidated financial statements)


                            HARRISON-ROSS GROUP, INC.
                        STATEMENT OF STOCKHOLDERS EQUITY



                                                                   ADDITIONAL
                                             COMMON STOCKS          PAID IN          PREFERRED STOCK         RETAINED
                                           SHARES      AMOUNT       CAPITAL        SHARES        AMOUNT      EARNINGS      TOTAL
                                        ------------ ----------- --------------  -----------  -----------   ------------ ---------


BALANCE, DECEMBER 31, 1996               9,020,000     $ 9,020     $ 500,130       350,000      $   350       $1,440,077 $1,949,577

STOCK ISSUED FOR LAND                      960,000         960     1,199,040                                             1,200,000

DIVIDENDS ON PREFERRED STOCK (NOTE 5)                                                           (29,750)      (29,750)

STOCK EXCHANGE FOR OFFICER'S LOAN       (1,500,000)     (1,500)     (748,500)                                (750,000)


NET INCOME                                                                                                     43,165       43,165
                                        ------------ ----------- --------------  -----------  -----------  ------------ ----------

BALANCE, DECEMBER 31, 1997               8,480,000   $   8,480    $  950,670       350,000    $     350    $1,453,492   $2,412,992
                                        ============ =========== ==============  ===========  ===========  ============ ==========


DIVIDENDS ON PREFERRED STOCK (NOTE 5)                                                           (29,750)     (29,750)

INCOME TAX ADJUSTMENT                                                                               608          608

NET LOSS                                                                                       (654,815)    (654,815)
                                        ------------ ----------- --------------  -----------  -----------  ------------ ----------

BALANCE, DECEMBER 31, 1998               8,480,000   $   8,480    $  950,670       350,000    $    350     $ 769,535    $1,729,035
                                        ============ =========== ==============  ===========  ===========  ============ ==========



-------------------------------------------------------------------------------
(See notes to consolidated financial statements)

                           HARRISON-ROSS GROUP, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31,
Operating Activities:                                     1998          1997*
                                                     ------------  ------------
Net Income (Loss)
Adjustments to Reconcile to Net Cash Provided        $  (654,815)  $     43,165
   by or (Used) in Operating Activities:             ------------  ------------
      Depreciation and Amortization
   Operating Assets & Liability Changes:                   17,144        25,605
      (Increase) Decrease Operating Assets
     Accounts Receivable - Trade                          (18,067)      (12,693)
     Prearranged Funeral Contracts                        310,896       249,962
     Inventories                                           13,547        18,781
     Prepaid Expenses                                      16,463       (45,185)
     Deposits                                              (1,919)        1,503
     Deferred Finance Charges                              55,726        32,439
     Claim against Loewen Group - net                                    13,771
      Increase (Decrease) Operating Liabilities
     Accounts Payable - Trade                             (93,325)       (6,717)
     Accounts Payable - Other                             (25,490)      176,903
     Federal and State Taxes on Income                     (7,793)      (16,090)
     Deferred Revenues                                   (307,571)     (253,058)
     Income Tax Adjustment                                    608
                                                      ------------  ------------

        Total Adjustments                                 (39,781)      185,221
                                                      ------------  ------------

Net Cash Provided by or (Used) in Operating Activities   (694,596)      228,386
                                                      ------------  ------------

Investing Activities:
     Other Investments                                     (2,692)          (17)
     Notes Receivable - Officers                                        750,000
     Loan to Las Vegas Partnership                       (236,263)     (103,096)
     Acquisition of Property and Equipment                (49,737)   (1,902,393)
     Note Receivable                                   (1,464,899)
     Loan - Officer                                          (566)      (10,861)
     Disposition of Property and Equipment              1,945,270
     Note Receivable Write-down                           445,291
                                                      ------------  ------------

Cash Provided by or (Used) in Investing Activities        636,404    (1,266,367)
                                                      ------------  ------------

Financing Activities:
     Common Stock                                                     1,200,000
     Notes Payable                                         81,996       628,702
     Dividends Preferred Stock                            (29,750)      (29,750)
     Retirement of Treasury Stock                                      (750,000)
                                                      ------------  ------------

Cash Provided by or (Used) in Financing Activities         52,246     1,048,952
                                                      ------------  ------------

Increase of (Decrease) in Cash                             (5,946)       10,971

Cash Balance January 1,                                    53,476        42,505
                                                      ------------  ------------

Cash Balance December 31,                             $    47,530   $    53,476
                                                      ============  ============

--------------------------------------------------------------------------------
*Restated for comparison
(See notes to consolidated financial statements)

                                                             Schedule 1

                        HARRISON-ROSS GROUP, INC.
               CONSOLIDATED SCHEDULE OF COSTS AND EXPENSES
                     FOR THE YEARS ENDED DECEMBER 31,






                                                      1998          1997
                                                  ------------ -------------


Advertising, Promotion, and Entertainment       $     63,559 $      26,456
Auto Fleet Operating Expenses                         43,393        46,823
Collection Fees                                        2,096         3,193
Depreciation and Amortization                         17,144        25,605
Dues and Subscriptions                                 4,412         3,520
Insurances                                           183,664       160,370
Interest and Finance Charges                         137,980       103,536
Laundry and Cleaning                                   4,066         4,119
Legal and Accounting                                  23,424        41,450
Management Services                                   40,000        35,000
Office Supplies and Miscellaneous                     37,377        40,725
Payroll Taxes                                         38,580        42,325
Provision for Doubtful Accounts                       24,000        13,755
Rents                                                243,794       254,919
Salaries - Management                                208,900       208,900
Salaries - Other                                     234,599       260,042
Security and Ground Maintenance                       88,660        70,548
Taxes and Licenses                                    47,986        67,210
Telephone                                             47,501        53,254
Travel and Conventions                                   250         6,055
Utilities                                             48,781        52,893
                                                ------------ -------------

                                                $  1,540,166 $   1,520,698
                                                ============ =============



--------------------------------------------------------------------------
(See notes to consolidated financial statements)

                                                                  Schedule 2


                            HARRISON-ROSS GROUP, INC.
                            SCHEDULE OF NOTES PAYABLE
                                DECEMBER 31, 1998

                                     RATE OF
               LENDER                INTEREST             COLLATERAL
------------------------------    --------------   ----------------------------

           NOTES PAYABLE                                                          CURRENT    LONG-TERM
          ---------------

Ford Motor Credit Corp.                 7.90%          Vehicle                      4,881       3,165

Ford Motor Credit Corp.                 4.90%          Vehicle                      4,209      16,594

Imperial Bank                         P+1.00%          Savings Deposit             98,416           0



               OTHER
             ---------
Lucille Harrison                       10.00%          None                        17,755           0

Note Payable, L. King                  10.00%          None                         2,791           0

Profit Sharing Plan (Note 8)            7.75%          None                       151,021           0
                                                                                ----------  ----------

                                                                                $ 279,073    $ 19,759
                                                                                ==========  ==========


------------------------------------------------------------------------------
(See notes to consolidated financial statements)

                           HARRISON-ROSS GROUP, INC.
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

Note 1 - Summary of Accounting Policies:

    Principles of Consolidation:
    The consolidated financial statements include the accounts of Harrison-Ross Group, Inc., and its wholly-owned operating subsidiary, Harrison-Ross Funeral Home, Inc. Significant intercompany accounts have been eliminated in consolidation.

    Description of Operations:
    Harrison-Ross   Group,   Inc.,  (the   "Company")   through  its  subsidiary
    Harrison-Ross Funeral Home, Inc., is principally engaged in providing funerals and funeral services.

    Inventories:
    Inventories are stated at the lower of cost (on first-in, first-out basis) or market, and consists of caskets and clothing.

    Depreciation and Amortization Policy:
    Depreciation and amortization of property acquired by the Company is being computed on the declining-balance method. Amortization of intangible assets is computed on the straight-line method.

    Provision for depreciation of property is based on the estimated useful lives of the assets as follows:

                                      Depreciation & Amortization    Estimated
                                        Expense - December 31,     Life of Asset
                                      ----------------------------------------
                                          1998            1997
                                      -----------     -----------
    Buildings                         $     5,137     $     5,389   40 years
    Automotive Equipment                    7,523           7,887    3 years
    Furniture and Equipment                 1,491           1,988    8-10 years
    Leasehold Improvements                  2,993             637    8-10 years
    Organization Expense                        0           9,707    5 years
                                      -----------     -----------
                                      $    17,144     $    25,608
                                      ===========     ===========

    Maintenance repairs are charged to appropriate expense accounts as incurred, and major renewals and betterments are capitalized.

    When items of property are retired or otherwise disposed of, the asset and the related accumulated depreciation are eliminated from the accounts, and the resultant gain or loss is taken into earnings.

    Use of Estimates:
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    Earnings per Common Share:
    Net income per share is computed by dividing net income (loss) by the number of shares outstanding at the end of each period utilizing the weighted average method.

Note 2 - Loans to Las Vegas Partnership:

      The Company, under a management arrangement, has managed a mortuary in Las Vegas for William Smith and another partner. The Company has advanced
      $339,359 to this partnership which will ultimately be repaid by the partnership to the Company. (See Note 10.)

Note 3 - Note Receivable:

      During  June,  1998,  the  Company  sold 950 acres of land  located in San
      Jacinto, California for $2,100,000 paying off a note for $700,000 and taking back a note receivable for $1,400,000 at 9% per annum due in lump sum in July of 1999. Interest of $64,899 has been accrued through December, 1998. The Company realized a $200,000 gain on this sale.

Note 4 - Write-down of Note Receivable:

      The Company's negotiations to sell a $400,000 note receivable that had been in default fell through late in 1998. Management has elected to write-off this note since it appears doubtful that any future collections will be received.

Note 5 - Prearranged Funeral Contracts:

      As of December 31, 1998 the Company's balance of prearranged funeral contracts sold totals $2,973,880. Of this amount $2,046,603 is installment receivables. At December 31, 1998 $927,277 has been collected, of which $371,974 is held in trust accounts, $175,553 which the Company has not yet deposited in trust accounts (as required by contract to be so deposited within 30 days), and $379,750 of preferred stock including accrued dividends of $29,750. The Company has also deferred $42,840 of income relating to insurance policy premium discounts.

      The deferred prearranged funeral contract revenues includes all price guaranteed prearranged funeral service contracts as well as the accrued trust earnings net of administrative costs. The Company will continue to defer additional accruals of trust earnings until such time the services are performed.

Note 6 - Accounts Payable - Other:

      The major accounts are as follows:

      Deferred liability on future purchases $61,071
      Represents cost of caskets sold to installment sale pre-need customers by contract and required to be purchased and stored until such time as requested by the customer.

      Due to Pre-Need Trust $175,553
      This amount is paid to the Company by customers for prearranged funerals and by contract is to be disbursed within thirty days of receipt. The Company has elected to pay interest at 5 3/4% per annum calculated on a quarterly basis until such time the payments are disbursed by the Company.

Note 7 - Federal and State Taxes Payable on Income:

Represents income tax due on 1998 Federal and California income tax returns.

             Federal    $      6,690
             California          864
                        -------------
                        $      7,554
                        =============

Note 8 - Accrued Profit Sharing Payable:

       The Company has a profit sharing plan that meets the qualifications of Sections 401-415 of the Internal Revenue Code. Employees are eligible for participation after one year of services. Vesting begins after two years of employment with 100% vesting achieved after six years of service. At the discretion of the Board of Directors the Company can make annual contributions to the plan not to exceed 15% of the annual salaries of the plan participants. The Company did not accrue a contribution for 1997 nor 1998. Since the accrual of $110,000 for 1993 was not paid it has been converted to a note bearing 7 3/4% interest per year.

       With the closing of Commonwealth Thrift and Loan the Company's loan from that institution was repaid by the FDIC taking funds from two bank accounts including $71,422.85 from the Profit Sharing Account. The Company has agreed to repay said funds to the Profit Sharing Account and has recorded a liability for said repayment. The Company is paying interest at 7 3/4% per annum on this obligation.

Note 9 - Commitments and Contingencies:

       The Company leases a mortuary building and leases its automobile fleet with annual rentals payments of: for the years ending December 31, 1999 - $187,020; 2000 - $129,919; 2001 - $110,821; 200 - $76,787; 2003 - $46,060;
thereafter $46,060.

     The principal headquarters is located at 1839 E. Firestone Blvd., Los Angeles, with branches at 4601 Crenshaw Blvd., Los Angeles; and 436 E. Compton Blvd., Compton.

       The Company is from time to time, and due to the nature of its business, subject to claims from its customers. Currently there are several such claims outstanding. It is the opinion of management that the Company's liability insurance should be sufficient to cover exposure to the claims.

Note 10 - Ownership and Related Party Transaction:

     The Leon Harrison, Jr. Trust, the Company's majority stockholder, owns 73% of the outstanding Common stock of the Company.

       The Company has advanced $339,359 to a partnership which owns a mortuary in Las Vegas, Nevada. William Smith, President of Harrison-Ross Group, Inc., owns 50% of this partnership.

Note 11 - Escrow Extension Fee:

       In connection with the land sale that was concluded in January, 1998 and is explained in Note 12 the Company received $20,000 in non-refundable extension fees from the buyer in 1997. These fees have been treated as other income.

Note 12 - Loss on Sales of Land - Net:

       During  January of 1998 the  Company  sold land  located  in Los  Angeles
County for $1,700,000 realizing a loss of $490,174. This loss was partially offset by a gain of $200,000 on the sale of San Jacinto land in June of 1998. (See Note 3.)

Note 13 - Loss on Termination of Management Contract:


       The Company had been operating a mortuary for an individual owner for several years. In connection with this operating agreement, the Company was liable for pre-need funds of $65,030 including interest and penalties which arose during the term of the contract. This liability was discharged by the Company's purchase of individual life insurance policies.


Note 14 - Provision for Federal and State Taxes on Income:

       The components of income tax expense are as follows:

                                                      1998         1997
                                           --------------------------------
       Federal Income Tax                           $ 6,707     $  6,714
       State Income Tax - Net of Federal
          Tax Benefit                                  734         6,481
       Depreciation                                    536           753
       Miscellaneous Items                          (1,047)        1,313
       Accounts Receivable                             641            86
                                           -------------------------------

       Income Tax Expense                       $    7,571       $15,347
                                           ===============================

       Total Effective Tax Rate                      15.00%       26.23%
                                           ===============================

       The Company, due to the net loss on the sales of land has a capital loss carryover of $ 690,174 and $890, 174 for federal and California taxes , respectively, which will be available to offset a similar amount of capital gains in future years.

                           HARRISON-ROSS GROUP, INC.
                          CONSOLIDATED BALANCE SHEET
                              AS OF SEPTEMBER 30,

                                    ASSETS

CURRENT ASSETS                                               1999       1998
--------------                                               ----       ----
       Cash                                             $   18,069   $  25,864
       Accounts Receivable - Trade
          Less: Allowance for Doubtful Accounts of $59     280,849     277,837
       Inventory of Caskets and Clothing                    19,090      24,701
       Prepaid Expenses                                     47,091      15,319
       Loans - Officer                                      13,467      11,596
       Loan to Las Vegas Partnership                       400,312     309,578
       Note Receivable                                   1,561,746   1,400,000
                                                        ----------  -----------
             TOTAL CURRENT ASSETS                       $2,340,624  $2,064,895
                                                        ----------  -----------

PROPERTY AND EQUIPMENT - At Cost
       Land                                             $  142,257  $  142,257
       Buildings                                           418,306     418,305
       Landscaping and Paving                               24,055      24,055
       Furniture, Furnishings and Equipment                484,105     479,292
       Automotive Equipment                                 86,816      72,671
       Leasehold Improvements                              131,155     131,155
                                                        -----------  ----------
                                                        $1,286,694  $1,267,735
          Less: Accumulated Depreciation                  (930,212)    905,807
                                                        ----------- -----------

             NET PROPERTY AND EQUIPMENT                  $ 356,482  $  361,928
                                                        ----------- -----------

OTHER ASSETS
       Deferred Finance Charges                         $    8,420  $   13,641
       Deposits                                             22,547      21,804
       Other Investments                                    11,005       8,313
       Note Receivable                                         -       446,091
       Prearranged Funeral Contracts                     2,871,276   3,002,084
                                                        -----------  ----------

             TOTAL OTHER ASSETS                         $2,913,248  $3,491,933
                                                        -----------  ----------


                  TOTAL ASSETS                          $5,610,354  $5,918,756
                                                        =========== ===========

                           HARRISON-ROSS GROUP, INC.
                          CONSOLIDATED BALANCE SHEET
                              AS OF SEPTEMBER 30,

                     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES                                    1999             1998
-------------------                                   -------         --------
       Accounts Payable - Trade                    $  313,717       $  199,355
       Accounts Payable - Other                       286,860          267,371
       Federal and State Taxes on Income                  (36)             591
       Dividends Payable - Preferred Stock                 -                -
       Current Portion of Notes Payable               266,108          301,742
       Accrued Profit Sharing Payable                      -                -
                                                     ---------        ---------

             TOTAL CURRENT LIABILITIES             $  866,649       $  769,059
                                                     ---------        ----------


NOTES PAYABLE - LONG TERM                          $   36,804       $    9,430


DEFERRED PREARRANGED FUNERAL CONTRACT              $2,913,079       $3,044,924
 REVENUES


STOCKHOLDERS' EQUITY
 Capital Stock (Note 10), 25,000,000 Shares
   Authorized, 8,480,000 Issued and Outstanding    $    8,480       $   8,480
 Preferred Stock, 5,000,000 Shares Authorized,
   350,000 Issued and Outstanding                         350             350
 Paid in Capital                                      950,670         950,670
 Retain Earnings                                      834,322       1,135,843
                                                   ------------    -----------

             TOTAL STOCKHOLDERS' EQUITY            $1,793,822      $2,095,343
                                                   ------------    -----------


             TOTAL LIABILITIES AND
             STOCKHOLDERS' EQUITY                  $5,610,354      $5,918,756
                                                  =============    ===========

                           HARRISON-ROSS GROUP, INC.
                       CONSOLIDATED STATEMENT OF INCOME
                          FOR NINE MONTH PERIOD ENDED
                    (in dollars, except per share amounts)

                                                              SEPTEMBER 30,
REVENUE                                                     1999         1998
-------                                                     ----         ----
       Sale of Goods & Professional Services           $2,486,977    $2,598,332
          Less - Discounts                                (12,716)      (8,207)
                                                      -----------   ----------

             NET REVENUE                               $2,474,261   $2,590,125
                                                      -----------   ----------

COST OF GOODS & SERVICES SOLD
       Beginning Inventories                           $  20,998    $   34,545
       Purchased Goods & Services                        828,333       823,731
       Salaries - Operations                             576,668       540,961
       Payroll Taxes - Operations                         54,450        49,491
                                                      -----------   ----------

       GOODS & SERVICES AVAILABLE FOR SALE            $1,480,449   $1,448,728
          Less: Ending Inventories                        19,090       24,701
                                                      -----------   ----------

             COST OF GOODS SOLD                       $1,461,359   $1,424,027

GROSS PROFIT                                          $1,012,902   $1,166,098
                                                      -----------   ----------

COST & EXPENSES (Schedule 1)                          $1,044,961    1,163,108
                                                      -----------   ----------

INCOME FROM OPERATIONS                                $  (32,059)  $    2,990
                                                      -----------   ----------

OTHER INCOME AND EXPENSES
       Escrow Extension Fee                                -             -
       Write Down of Note and Loan Receivable              -             -
       Interest on Investments - Net                  $   96,847       30,464
       Loss on Sales of Land - Net                         -          290,174
       Loss on Termination of Management Contract          -             -
                                                      -----------   ----------

             TOTAL OTHER INCOME & EXPENSES            $   96,487     (320,638)
                                                      -----------   ----------

INCOME (LOSS) BEFORE TAXES                            $   64,788     (317,648)
                                                      ===========   ==========

                                                                    Schedule 1

                           HARRISON-ROSS GROUP, INC.
                  CONSOLIDATED SCHEDULE OF COSTS AND EXPENSES
                          FOR NINE MONTH PERIOD ENDED

                                  SEPTEMBER 30,
                                                          1999         1998
                                                      -----------   ----------
Advertising, Promotion, and Entertainment            $  27,248      $ 57,211
Auto Fleet Operating Expenses                           31,620        29,545
Collection Fees                                          3,778         1,926
Depreciation and Amortization                           16,832         9,572
Dues and Subscriptions                                   2,289         4,202
Insurances                                             116,568       139,643
Interest and Finance Charges                            58,096       112,784
Laundry and Cleaning                                     3,017         2,501
Legal and Accounting                                     2,227         3,452
Management Services                                     17,500        32,500
Office Supplies and Miscellaneous                       34,343        26,411
Payroll Taxes                                           28,127        30,565
Provision for Doubtful Accounts                         12,600        18,000
Rents                                                  200,144       183,503
Salaries - Management                                  155,575       156,675
Salaries - Other                                       177,498       178,402
Security and Ground Maintenance                         62,476        67,399
Taxes and Licenses                                      22,159        34,806
Telephone                                               33,123        36,374
Travel and Conventions                                     112           250
Utilities                                               39,629        37,387
                                                    ------------  -----------
                                                    $1,044,961    $1,163,108
                                                    ============  ===========

                           HARRISON-ROSS GROUP, INC.
                     CONSOLIDATED STATEMENT OF CASH FLOWS
                   FOR NINE MONTH PERIOD ENDED SEPTEMBER 30,

OPERATING ACTIVITIES:                                     1999         1998
                                                      -----------   ----------
       Net Income (Loss)                              $  64,788     (317,648)
                                                      -----------   ----------
       Adjustments to Reconcile to Net Cash Provided
          by or (Used) in Operating Activities:
             Depreciation and Amortization               16,832       (7,930)
          Operating Assets & Liability Changes:
             (Increase) Decrease Operating Assets
                Accounts Receivable - Trade              26,413       11,358
                Prearranged Funeral Contracts           102,603      282,691
                Inventories                               1,908        9,844
                Prepaid Expenses                          1,336       49,571
                Deposits                                     -        (1,176)
                Deferred Finance Charges                  3,956       50,384
                Claim Against Loewen Group - Net             -          -
             Increase (Decrease) Operating Liabilities
                Accounts Payable - Trade                 29,119     (202,805)
                Accounts Payable - Other                 43,360       21,632
                Federal and State Taxes on Income        (7,590)     (14,756)
                Deferred Revenues                      (103,641)    (279,367)
                Income Tax Adjustment                      -             984
                                                      -----------   ----------

             TOTAL ADJUSTMENTS                        $ 114,296     $ (79,570)
                                                      -----------   ----------

       Net Cash Provided by or (Used) in Operati        179,084     $(397,218)
                                                      -----------   ----------

INVESTING ACTIVITIES:
       Other Investments                              $    -        $    -
       Notes Receivable - Officers                    $    -        $    -
       Loan to Las Vegas Partnership                    (60,953)     (206,483)
       Acquisition of Property and Equipment            (18,958)      (31,176)
       Note Receivable                                  (96,847)   (1,400,800)
       Loan - Officer                                    (2,041)         (735)

       Disposition of Property and Equipment               -        3,956,484
       Note Receivable Write-Down                          -             -
                                                      -----------   ----------

Cash Provided by or (Used) in Investing Activities    $(178,799)   $2,317,290
                                                      -----------   ----------

FINANCING ACTIVITIES:
       Common Stock                                        -             -
       Notes Payable                                         4     (1,917,934)
       Dividends Preferred Stock                        (29,750)      (29,750)
       Retirement of Treasury Stock                        -             -
                                                      -----------  -----------

Cash Provided or (Used) in Financing Activities       $ (29,746)   $(1,947,684)

Increase of (Decrease) in Cash                        $ (29,461)   $   (27,612)

Cash Balance January 1,                               $  47,530    $    53,476
                                                      ----------- ------------

Cash Balance December 31,                             $  18,069    $    25,864
                                                      =========== ============

                              HARRISON-ROSS GROUP, INC.
                          STATEMENT OF STOCKHOLDERS' EQUITY

                                                                       Additional
                                                  Common Stocks         Paid In        Preferred Stock    Retained
                                              Shares        Amount      Capital       Shares     Amount   Earnings     TOTAL
                                           ------------------------------------------------------------------------------------
Balance, December 31, 1996                  9,020,000       $9,020     $ 500,130     $350,000     $350   $1,440,077  $1,949,577

Stock Issued for Land                         960,000          960     1,199,040                                      1,200,000

Dividends on Preferred Stock (Note 5)                                                                       (29,750)    (29,750)

Stock in Exchange for Officer's Loan       (1,500,000)      (1,500)     (748,500)                                      (750,000)

NET INCOME                                                                                                   43,165      43,165
                                           ------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1997                  8,480,000       $8,480     $ 950,670    $350,000      $350   $1,453.492  $2,412,992
                                           ====================================================================================

Dividends on Preferred Stock (Note 5)                                                                       (29,750)   (29,750)

Income Tax Adjustment                                                                                           608        608

NET LOSS                                                                                                   (654,815)  (654,815)
                                           ------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1998                  8,480,000       $8,480     $ 950,670    $350,000     $350     $ 769,535 $1,729,035
                                           ====================================================================================

NET INCOME, SEPTEMBER 30, 1999                                                                            $ 64,787    $ 64,787
                                           ------------------------------------------------------------------------------------

BALANCE, SEPTEMBER 30, 1999                 8,480,000       $8,480     $ 950,670    $350,000     $350     $834,322  $1,793,822
                                           ====================================================================================


                                HARRISON-ROSS GROUP, INC.
                            STATEMENT OF STOCKHOLDERS' EQUITY


                                                             Additional
                                        Common Stocks        Paid In        Preferred Stock    Retained
                                    Shares        Amount     Capital      Shares      Amount   Earnings     TOTAL
                                 -------------------------------------------------------------------------------------

Balance, December 31, 1995         9,020,000     $9,020      $ 500,130    $350,000   $350      $1,352.031  $1,861,531

Dividends on Preferred Stock                                                       (29,750)       (29,750)

Income Tax Adjustment                                                                               6,031       6,031

NET INCOME                                                                                        111,765     111,765
                                 -------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1996         9,020,000     $9,020     $ 500,130     $350,000   $350      $1,440,077  $1,949,577
                                 =====================================================================================

Stock Issued for Land (Note 8)       960,000        960     1,199,040                                       1,200,000

Dividends on Preferred Stock (Note 3)                                                            (29,750)     (29,750)

Stock Exchanged for Officer's Notes
   (Note 8)                      (1,500,000)     (1,500)    (748,500)                                        (750,000)

NET INCOME                                                                                        43,165       43,165
                                 -------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1997        8,480,000      $8,480    $ 950,670      $350,000   $350     $1,453,492  $ 2,412,992
                                 =====================================================================================

NET INCOME, SEPTEMBER 30, 1998                                                                $ (317,648) $  (317,648)
                                 -------------------------------------------------------------------------------------


BALANCE, SEPTEMBER 30, 1998       8,480,000      $8,480    $ 950,670      $350,000   $350     $1,135,844  $ 2,095,344
                                 =====================================================================================


                                    PART III


ITEM 1.  INDEX TO EXHIBITS

   The following exhibits are filed as a part of this Registration Statement on Form 10-SB:

   Exhibit
   Number            Description
  -----------------------------------------------------
     2.1        Articles of Incorporation

     2.3        Bylaws

     3.1        Form of Common Stock Certificate

     27         Financial Data Schedule

                                   SIGNATURES

   In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       THE HARRISON-ROSS GROUP, INC.



Date: January 13,  2000                By:  /s/ William Smith, Jr.
                                          ______________________________
                                              William Smith, Jr.
                                              Chief Executive Officer
                                              President



Date: January 13,  2000                By:  /s/ Conrad A. Fernandez
                                          ______________________________
                                               Conrad A. Fernandez
                                               Chief Financial Officer